# SEC Schedule 13D/A (Amendment No. 8) — Beneficial ownership report by holders of more than 5% of a class

Issuer: KalVista Pharmaceuticals, Inc., CIK 0001348911
CUSIP: 483497103
Title of class of securities: Common Stock, $0.001 par value per share
Address of issuer's principal executive offices: 200 Crossing Boulevard, Framingham, Massachusetts (MA), 01702
Date of event which requires filing of this statement: 05/19/2026
Amends the filing with accession number 0001387131-21-012403
Filed by CIK 0001863769
Persons authorized to receive notices and communications: Jennifer Martin, 1700 Seventh Ave, Suite 1120, Seattle, Washington (WA), 98101, (206) 451-8040

## Reporting persons
- Frazier Life Sciences Public Fund, L.P. (CIK 0001863769): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 0; shared voting power 1,249,165; sole dispositive power 0; shared dispositive power 1,249,165; aggregate amount beneficially owned 1,249,165 (2.3% of the class)
  Comment: The percentage listed in row 13 is calculated based on 53,240,888 shares of the Issuer's Common Stock outstanding as of May 7, 2026, as reported in the Issuer's Quarterly Report on Form 10-Q filed with the SEC on May 14, 2026.
- FHMLSP, L.P. (CIK 0001879466): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 1,249,165; sole dispositive power 0; shared dispositive power 1,249,165; aggregate amount beneficially owned 1,249,165 (2.3% of the class)
  Comment: The percentage listed in row 13 is calculated based on 53,240,888 shares of the Issuer's Common Stock outstanding as of May 7, 2026, as reported in the Issuer's Quarterly Report on Form 10-Q filed with the SEC on May 14, 2026.
- FHMLSP, L.L.C. (CIK 0001879465): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 1,249,165; sole dispositive power 0; shared dispositive power 1,249,165; aggregate amount beneficially owned 1,249,165 (2.3% of the class)
  Comment: The percentage listed in row 13 is calculated based on 53,240,888 shares of the Issuer's Common Stock outstanding as of May 7, 2026, as reported in the Issuer's Quarterly Report on Form 10-Q filed with the SEC on May 14, 2026.
- Frazier Life Sciences X, L.P. (CIK 0001790879): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 0; shared voting power 427,983; sole dispositive power 0; shared dispositive power 427,983; aggregate amount beneficially owned 427,983 (0.8% of the class)
  Comment: The percentage listed in row 13 is calculated based on 53,240,888 shares of the Issuer's Common Stock outstanding as of May 7, 2026, as reported in the Issuer's Quarterly Report on Form 10-Q filed with the SEC on May 14, 2026.
- FHMLS X, L.P. (CIK 0001790880): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 427,983; sole dispositive power 0; shared dispositive power 427,983; aggregate amount beneficially owned 427,983 (0.8% of the class)
  Comment: The percentage listed in row 13 is calculated based on 53,240,888 shares of the Issuer's Common Stock outstanding as of May 7, 2026, as reported in the Issuer's Quarterly Report on Form 10-Q filed with the SEC on May 14, 2026.
- FHMLS X, L.L.C. (CIK 0001790811): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 427,983; sole dispositive power 0; shared dispositive power 427,983; aggregate amount beneficially owned 427,983 (0.8% of the class)
  Comment: The percentage listed in row 13 is calculated based on 53,240,888 shares of the Issuer's Common Stock outstanding as of May 7, 2026, as reported in the Issuer's Quarterly Report on Form 10-Q filed with the SEC on May 14, 2026.
- Frazier Life Sciences XI, L.P. (CIK 0001911592): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 0; shared voting power 145,592; sole dispositive power 0; shared dispositive power 145,592; aggregate amount beneficially owned 145,592 (0.3% of the class)
  Comment: The percentage listed in row 13 is calculated based on 53,240,888 shares of the Issuer's Common Stock outstanding as of May 7, 2026, as reported in the Issuer's Quarterly Report on Form 10-Q filed with the SEC on May 14, 2026.
- FHMLS XI, L.P. (CIK 0001911580): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 145,592; sole dispositive power 0; shared dispositive power 145,592; aggregate amount beneficially owned 145,592 (0.3% of the class)
  Comment: The percentage listed in row 13 is calculated based on 53,240,888 shares of the Issuer's Common Stock outstanding as of May 7, 2026, as reported in the Issuer's Quarterly Report on Form 10-Q filed with the SEC on May 14, 2026.
- FHMLS XI, L.L.C. (CIK 0001911623): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 145,592; sole dispositive power 0; shared dispositive power 145,592; aggregate amount beneficially owned 145,592 (0.8% of the class)
  Comment: The percentage listed in row 13 is calculated based on 53,240,888 shares of the Issuer's Common Stock outstanding as of May 7, 2026, as reported in the Issuer's Quarterly Report on Form 10-Q filed with the SEC on May 14, 2026.
- Frazier Life Sciences XII, L.P. (CIK 0002052255): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 0; shared voting power 6,563; sole dispositive power 0; shared dispositive power 6,563; aggregate amount beneficially owned 6,563 (0% of the class)
  Comment: The percentage listed in row 13 is calculated based on 53,240,888 shares of the Issuer's Common Stock outstanding as of May 7, 2026, as reported in the Issuer's Quarterly Report on Form 10-Q filed with the SEC on May 14, 2026.
- FHMLS XII, L.P. (CIK 0002052246): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 6,563; sole dispositive power 0; shared dispositive power 6,563; aggregate amount beneficially owned 6,563 (0% of the class)
  Comment: The percentage listed in row 13 is calculated based on 53,240,888 shares of the Issuer's Common Stock outstanding as of May 7, 2026, as reported in the Issuer's Quarterly Report on Form 10-Q filed with the SEC on May 14, 2026.
- FHMLS XII, L.L.C. (CIK 0002052177): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 6,563; sole dispositive power 0; shared dispositive power 6,563; aggregate amount beneficially owned 6,563 (0% of the class)
  Comment: The percentage listed in row 13 is calculated based on 53,240,888 shares of the Issuer's Common Stock outstanding as of May 7, 2026, as reported in the Issuer's Quarterly Report on Form 10-Q filed with the SEC on May 14, 2026.
- James N. Topper (CIK 0001341382): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 427,983; sole dispositive power 0; shared dispositive power 427,983; aggregate amount beneficially owned 427,983 (0.8% of the class)
  Comment: The shares listed in rows 8, 10 and 11 represent shares of Common Stock held directly by Frazier Life Sciences X, L.P.
  
  The percentage listed in row 13 is calculated based on 53,240,888 shares of the Issuer's Common Stock outstanding as of May 7, 2026, as reported in the Issuer's Quarterly Report on Form 10-Q filed with the SEC on May 14, 2026.
- Patrick J. Heron (CIK 0001365617): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 427,983; sole dispositive power 0; shared dispositive power 427,983; aggregate amount beneficially owned 427,983 (0.8% of the class)
  Comment: The shares listed in rows 8, 10 and 11 represent shares of Common Stock held directly by Frazier Life Sciences X, L.P.
  
  The percentage listed in row 13 is calculated based on 53,240,888 shares of the Issuer's Common Stock outstanding as of May 7, 2026, as reported in the Issuer's Quarterly Report on Form 10-Q filed with the SEC on May 14, 2026.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, $0.001 par value per share
Name of issuer: KalVista Pharmaceuticals, Inc.
Address of issuer's principal executive offices: 200 Crossing Boulevard, Framingham, Massachusetts (MA), 01702
Comment: This Amendment No. 8 ("Amendment No. 8") to Schedule 13D amends the statement on Schedule 13D filed on December 30, 2021 (the "Original Schedule 13D") as amended on January 26, 2022, December 30, 2022, December 14, 2023, February 22, 2024, November 7, 2024, August 20, 2025 and November 4, 2025 (the "Prior Amendments", and together with the Original Schedule 13D and this Amendment No. 8, the "Schedule 13D"). Except as otherwise specified in Amendment No. 8, all items in the Original Schedule 13D, as amended by the Prior Amendments, are unchanged. All capitalized terms used in this Amendment No. 8 and not otherwise defined herein have the meanings ascribed to such terms in the Original Schedule 13D, as amended by the Prior Amendments.

## Item 2. Identity and Background
Name of person filing:
Item 2(a) is hereby amended and restated in its entirety to read as follows:

The entities and persons filing this statement (collectively, the "Reporting Persons") are:

Frazier Life Sciences Public Fund, L.P. ("FLSPF")
FHMLSP, L.P.
FHMLSP, L.L.C.
Frazier Life Sciences X, L.P. ("FLS X")
FHMLS X, L.P.
FHMLS X, L.L.C.
Frazier Life Sciences XI, L.P. ("FLS XI")
FHMLS XI, L.P.
FHMLS XI, L.L.C.
Frazier Life Sciences XII, L.P. ("FLS XII")
FHMLS XII, L.P.
FHMLS XII, L.L.C.
James N. Topper ("Topper")
Patrick J. Heron ("Heron" and together with Topper, the "Members")
Residence or business address:
Item 2(b) is hereby amended and restated in its entirety to read as follows:

The address of the principal place of business for each of the Reporting Persons is:

c/o Frazier Life Sciences Management, L.P.
1001 Page Mill Rd, Building 4, Suite 200B
Palo Alto, CA 94304
Present principal occupation or employment:
Item 2(c) is hereby amended and restated in its entirety to read as follows:

FLSPF is a venture capital fund concentrating in life sciences and related fields. The sole business of FHMLSP, L.P. is to serve as general partner of FLSPF. The sole business of FHMLSP, L.L.C. is to serve as general partner of FHMLSP, L.P.

FLS X is a venture capital fund concentrating in life sciences and related fields. The sole business of FHMLS X, L.P. is to serve as general partner of FLS IX. The sole business of FHMLS X, L.L.C. is to serve as general partner of FHMLS X, L.P.

FLS XI is a venture capital fund concentrating in life sciences and related fields. The sole business of FHMLS XI, L.P. is to serve as general partner of FLS XI. The sole business of FHMLS XI, L.L.C. is to serve as general partner of FHMLS XI, L.P.

FLS XII is a venture capital fund concentrating in life sciences and related fields. The sole business of FHMLS XII, L.P. is to serve as general partner of FLS XII. The sole business of FHMLS XII, L.L.C. is to serve as general partner of FHMLS XII, L.P.

The principal business of the Members is to manage FLSPF, FHMLSP, L.P., FHMLSP, L.L.C., FLS X, FHMLS X, L.P., FHMLS X, L.L.C., FLS XI, FHMLS XI, L.P., FHMLS XI, L.L.C., FLS XII, FHMLS XII, L.P., FHMLS XII, L.L.C. and a number of affiliated partnerships with similar businesses.
Citizenship:
Item 2(f) is hereby amended and restated in its entirety to read as follows:

Entities:
FLSPF - Delaware, U.S.A.
FHMLSP, L.P. - Delaware, U.S.A.
FHMLSP, L.L.C. - Delaware, U.S.A.
FLS X - Delaware, U.S.A.
FHMLS X, L.P. - Delaware, U.S.A.
FHMLS X, L.L.C. - Delaware, U.S.A.
FLS XI - Delaware, U.S.A.
FHMLS XI, L.P. - Delaware, U.S.A.
FHMLS XI, L.L.C. - Delaware, U.S.A.
FLS XII - Delaware, U.S.A.
FHMLS XII, L.P. - Delaware, U.S.A.
FHMLS XII, L.L.C. - Delaware, U.S.A.
Individuals:
Topper - United States Citizen
Heron - United States Citizen

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 of the Schedule 13D is hereby amended to incorporate Item 5(c) hereof and to replace the last paragraph with the following:

The working capital of FLSPF, FLS X, FLS XI and FLS XII was the source of the funds for the purchase of the FLSPF Shares, the FLS X Shares, the FLS XI Shares and the FLS XII Shares. No part of the purchase price of the FLSPF Shares, the FLS X Shares, the FLS XI Shares or the FLS XII Shares was represented by funds or other consideration borrowed or otherwise obtained for the purpose of acquiring, holding, trading or voting the FLSPF Shares, the FLS X Shares, the FLS XI Shares or the FLS XII Shares.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5(a) is hereby amended and restated in its entirety to read as follows:

The information contained in Rows 7, 8, 9, 10, 11, and 13 of each Reporting Person's cover page to this Schedule 13D (including the footnotes thereto) is incorporated by reference into this Item 5.

FLSPF directly holds 1,249,165 shares of the Issuer's Common Stock (the "FLSPF Shares"). FHMLSP, L.P. is the general partner of FLSPF and the general partner of FHMLSP, L.P. is FHMLSP, L.L.C., which is managed by an investment committee of four that acts by majority vote. Accordingly, no members of such committee are attributed beneficial ownership of the securities directly held by FLSPF.

FLS X directly holds 427,983 shares of the Issuer's Common Stock (the "FLS X Shares"). FHMLS X, L.P. is the general partner of FLS X and FHMLS X, L.L.C. is the general partner of FHMLS X, L.P. Heron and Topper are the members of FHMLS X, L.L.C. and therefore share voting and investment power over the FLS X Shares.

FLS XI directly holds 145,592 shares of this Issuer's Common Stock (the "FLS XI Shares"). FHMLS XI, L.P. is the general partner of FLS XI and the general partner of FHMLS XI, L.P. is FHMLS XI, L.L.C., which is managed by an investment committee of three that acts by majority vote. Accordingly, no members of such committee are attributed beneficial ownership of the securities directly held by FLS XI.

FLS XII directly holds 6,563 shares of this Issuer's Common Stock (the "FLS XII Shares"). FHMLS XII, L.P. is the general partner of FLS XII and the general partner of FHMLS XII, L.P. is FHMLS XII, L.L.C., which is managed by an investment committee of three that acts by majority vote. Accordingly, no members of such committee are attributed beneficial ownership of the securities directly held by FLS XII.

Except as specifically stated herein, the filing of this Schedule 13D shall not be construed as an admission that any Reporting Person or any of the foregoing is, for the purposes of Section 13(d) and/or Section 13(g) of the Act or otherwise, the beneficial owner of any securities covered by this Schedule 13D or a member of a "group" with any other person.
Transactions in the class effected during the past sixty days: Except as set forth on Exhibit 10.1 of this Schedule 13D, none of the Reporting Persons has effected any transactions relating to the Ordinary Shares during the past 60 days.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: May 19, 2026

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit 10.1 Transactions Relating to the Common Stock of the Issuer During the Past Sixty (60) Days
Exhibit 99.1 Joint Filing Agreement

## Signatures
- Frazier Life Sciences Public Fund, L.P.: /s/ Jennifer Martin, By Jennifer Martin, CFO of FHMLSP, L.L.C., GP of FHMLSP, L.P., GP of Frazier Life Sciences Public Fund, L.P. (05/21/2026)
- FHMLSP, L.P.: /s/ Jennifer Martin, By Jennifer Martin, CFO of FHMLSP, L.L.C., GP of FHMLSP, L.P. (05/21/2026)
- FHMLSP, L.L.C.: /s/ Jennifer Martin, By Jennifer Martin, CFO of FHMLSP, L.L.C. (05/21/2026)
- Frazier Life Sciences X, L.P.: /s/ Jennifer Martin, By Jennifer Martin, CFO of FHMLS X, L.L.C., GP of FHMLS X, L.P., GP of Frazier Life Sciences X, L.P. (05/21/2026)
- FHMLS X, L.P.: /s/ Jennifer Martin, By Jennifer Martin, CFO of FHMLS X, L.L.C., GP of FHMLS X, L.P. (05/21/2026)
- FHMLS X, L.L.C.: /s/ Jennifer Martin, By Jennifer Martin, CFO of FHMLS X, L.L.C. (05/21/2026)
- Frazier Life Sciences XI, L.P.: /s/ Jennifer Martin, By Jennifer Martin, CFO of FHMLS XI, L.L.C., GP of FHMLS XI, L.P., GP of Frazier Life Sciences XI, L.P. (05/21/2026)
- FHMLS XI, L.P.: /s/ Jennifer Martin, By Jennifer Martin, CFO of FHMLS XI, L.L.C., GP of FHMLS XI, L.P. (05/21/2026)
- FHMLS XI, L.L.C.: /s/ Jennifer Martin, By Jennifer Martin, CFO of FHMLS XI, L.L.C. (05/21/2026)
- Frazier Life Sciences XII, L.P.: /s/ Jennifer Martin, By Jennifer Martin, CFO of FHMLS XII, L.L.C., GP of FHMLS XII, L.P., GP of Frazier Life Sciences XII, L.P. (05/21/2026)
- FHMLS XII, L.P.: /s/ Jennifer Martin, By Jennifer Martin, CFO of FHMLS XII, L.L.C., GP of FHMLS XII, L.P. (05/21/2026)
- FHMLS XII, L.L.C.: /s/ Jennifer Martin, By Jennifer Martin, CFO of FHMLS XII, L.L.C. (05/21/2026)
- James N. Topper: /s/ Jennifer Martin, By Jennifer Martin, Attorney-in-Fact for Patrick J. Heron, pursuant to Power of Attorney (05/21/2026)
- Patrick J. Heron: /s/ Jennifer Martin, By Jennifer Martin, Attorney-in-Fact for Patrick J. Heron, pursuant to Power of Attorney (05/21/2026)